



05037170

SECU﹍﹍﹍﹍﹍﹍﹍﹍﹍﹍SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/04__ AND ENDING __12/31/04__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Camelot Investment Advisers, Ltd

OFFICIAL USE ONLY
﹍42310﹍
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__995 Old Eagle School Road, Suite 320__
(No. and Street)

__Wayne__   __PA__   __19087__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Eng   610-225-3062
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Siana Carr & O'Connor, LLP__
(Name – if individual, state last, first, middle name)

__1500 E. Lancaster Avenue, Paoli PA 19301__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Thomas M. Rosato__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Camelot Investment Advisers, Ltd__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Report

CAMELOT INVESTMENT ADVISERS, LTD.

December 31, 2004 and 2003

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

CAMELOT INVESTMENT ADVISERS, LTD.

Financial Statements and Supplementary Financial Information

December 31, 2004 and 2003

and

INDEPENDENT AUDITOR'S REPORT

INDEX



SIANA ·
CARR &
O'CONNOR, LLP

Certified Public Accountants ——

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

We have audited the accompanying statements of financial condition of Camelot Investment Advisers, Ltd. (an S-Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camelot Investment Advisers, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIANA CARR & O'CONNOR, LLP

January 27, 2005

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301   Telephone (610) 296-4200   Fax: (610) 296-3659   Email: solutions@scocpa.com

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Financial Condition
December 31, 2004 and 2003

Assets	2004	2003
Cash	$182,390	$ 55,024
Due from clearing broker	301,855	264,624
Related party receivable	4,873	-0-
Securities owned:		
Marketable, at market value	-0-	210,880
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization		
of $90,548 and $77,306, respectively)	19,228	28,193
Prepaid expenses and other assets	78,887	78,062
Total assets	$587,233	$636,783

Liabilities and shareholders' equity	2004	2003
Liabilities:		
Commissions payable	$ 15,693	$ 24,587
Accounts payable and accrued expenses	44,099	39,705
Securities sold but not yet purchased,		
at fair value	609	50,622
	60,401	114,914
Subordinated borrowings	-0-	375,000
Total liabilities	60,401	489,914
Shareholders' equity:		
Common stock (no par value, 1,000 shares		
authorized; 200 shares issued and outstanding)	125,000	125,000
Additional paid-in capital	375,000	-0-
Retained earnings	26,832	21,869
Total shareholders' equity	526,832	146,869
Total liabilities and shareholders' equity	$587,233	$636,783

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues (losses):		
Commissions	$ 38,409	$ 47,340
Mark-ups/mark-downs	2,382,944	2,644,474
Brokerage fees	24,412	18,608
Principal trading	20,030	(3,957)
Other	141,150	155,757
Total revenues	2,606,945	2,862,222
Expenses:		
Clearance and exchange fees	697,637	812,261
Commissions	732,185	1,030,164
Employee compensation and benefits	878,833	766,836
Occupancy and equipment rental	176,318	154,651
Other operating expenses	103,527	74,801
Interest expense	13,482	22,646
Total expenses	2,601,982	2,861,359
Net income	$ 4,963	$ 863

(The accompanying notes are an integral part of these financial statements.)

- 3 -

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2002	200	$125,000	$ -0-	$21,006	$146,006
Net income				863	863
Balance - December 31, 2003	200	125,000	-0-	21,869	146,869
Conversion of subordinated borrowings			375,000		375,000
Net income				4,963	4,963
Balance - December 31, 2004	200	$125,000	$375,000	$26,832	$526,832

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Changes in Subordinated Borrowings
For the Years Ended December 31, 2004 and 2003

Subordinated borrowings - December 31, 2002	$ 375,000
Subordinated borrowings - December 31, 2003	375,000
Decreases:	
Conversion of subordinated borrowings to equity capital	(375,000)
Subordinated borrowings - December 31, 2004	$ -0-

(The accompanying notes are an integral part of these financial statements.)

CAMELOT INVESTMENT ADVISERS, LTD.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 4,963	$ 863
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	13,242	13,462
(Increase) decrease in:		
Due from clearing broker	(37,231)	145,034
Related party receivable	(4,873)	-0-
Securities owned	210,880	61,032
Prepaid expenses and other assets	(825)	(3,704)
Increase (decrease) in:		
Commissions payable	(8,894)	22,128
Accounts payable and accrued expenses	4,394	(23,138)
Securities sold but not yet purchased	(50,013)	(220,543)
Net cash provided (used) by operating activities	131,643	(4,866)
Cash flows from investing activities:		
Purchase of furniture, equipment and leasehold improvements	(4,277)	(3,426)
Net cash used by investing activities	(4,277)	(3,426)
Net increase (decrease) in cash	127,366	(8,292)
Cash - beginning of year	55,024	63,316
Cash - end of year	$182,390	$ 55,024
Supplementary cash flow disclosure:		
Cash paid for interest	$23,357	$ 50,589

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Camelot Investment Advisers, Ltd. (the Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates on a fully-disclosed basis whereby it does not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities and commitments for securities sold but not yet purchased are recorded at fair value, with gains and losses reflected in income. Fair value is generally based on quoted market prices for traded securities.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Revenues and Expenses

Commission and mark-up/mark-down revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization expense was $13,242 and $13,462 in 2004 and 2003, respectively.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(2)   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)   **CONCENTRATIONS OF CREDIT RISK**

Cash in Excess of FDIC Insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit. At December 31, 2004, the Company's uninsured cash balances totaled $87,811.

Clearing Broker

The Company engages in various activities with one clearing broker. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk.

(4)   **SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED**

Marketable securities owned and sold but not yet purchased consist of closed end bond and equity funds at market value.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the statements of financial condition.

(5)   **SUBORDINATED BORROWINGS**

At December 31, 2003, the Company had $375,000 outstanding under unsecured subordinated loan agreements with two shareholders. Interest was payable at 6% annually, due upon maturity. Interest expense related to these agreements was $13,077 and $22,500 for the years ended December 31, 2004 and 2003, respectively. During 2004, the shareholders elected to convert the subordinated loans to equity capital.

The subordinated borrowings were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with the minimum net capital requirements, they could not be repaid.

(6)   RELATED PARTY TRANSACTIONS AND COMMON CONTROL

The Company derives a significant portion of its revenues from clients who are related to the Company primarily through common ownership. Had the Company been operating autonomously, its financial position and results of operations could have been significantly different as of December 31, 2004 and 2003 and for the years then ended.

For the years ended December 31, 2004 and 2003, the Company derived approximately 100% and 99%, respectively, of its commission and mark-up/mark-down revenue from related parties. For the years ended December 31, 2004 and 2003, the Company derived 90% of its other revenue from related parties. At December 31, 2004, the Company had $4,873 receivable from one of the related parties.

(7)   EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE-IRA retirement plan which is offered to all employees. The Company matches employees' contributions, up to 3% of the employee's pay or $6,000, whichever is less. Company contributions to the plan were $7,820 and $5,226 for the years ended December 31, 2004 and 2003, respectively.

(8)   OPERATING LEASE

During 2000, the Company entered into a five year operating lease for office space requiring monthly payments of $4,115 commencing August 1, 2000. The Company is also obligated for escalation rental payments for certain operating expenses and real estate taxes. During 2004, the Company renewed the lease at the same terms through July 2008.

Rental expense incurred in connection with this agreement was $54,383 and $50,104 for the years ended December 31, 2004 and 2003, respectively.

The following is a schedule of future minimum rental payments required under the operating lease for the next four years and in the aggregate as of December 31, 2004:

2005	$ 51,118
2006	49,385
2007	49,385
2008	28,808
	$178,696

(9)   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2004, the Company had net capital, as defined, of $473,578 which was $373,578 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .13 to 1 as of December 31, 2004.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 12 and 13 are not applicable.

SUPPLEMENTARY

FINANCIAL

INFORMATION

CAMELOT INVESTMENT ADVISERS, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Net capital:

Total shareholders' equity	$526,832
Less - ownership equity not allowable for net capital	-0-
Total shareholders' equity qualified for net capital	526,832
Less - non-allowable assets:	
Receivables from non-customers	4,873
Furniture and equipment	19,228
Prepaid expenses and other assets	29,062
Total non-allowable assets	53,163
Net capital before haircuts on securities positions	473,669
Less - haircuts on securities positions	91
Net capital	$473,578

Aggregate indebtedness:

Accounts payable, accrued expenses and commissions payable	$ 59,792
Total aggregate indebtedness	$ 59,792

Computation of basic net capital requirement:

Net capital requirement	$100,000
Net capital	473,578
Excess of net capital	$373,578
Excess of net capital at 1000%	$467,598
Ratio of aggregate indebtedness to net capital	.13 to 1

CAMELOT INVESTMENT ADVISERS, LTD.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Not Applicable: All customer transactions are cleared through
another broker-dealer (member of New York Stock Exchange)
on a fully disclosed basis.

CAMELOT INVESTMENT ADVISERS, LTD.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

**Not Applicable: All customer transactions are cleared through
another broker-dealer (member of New York Stock Exchange)
on a fully disclosed basis.**

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2004 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's audited December 31, 2004 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

CAMELOT INVESTMENT ADVISERS, ~~LTD.~~
Year Ended December 31, 2004

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS



SIANA,
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Camelot Investment Advisers, Ltd.
Wayne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Camelot Investment Advisers, Ltd. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SIANA CARR & O'CONNOR, LLP

January 27, 2005